AUGUSTA

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Form of Proxy - Annual General and Special Meeting to be held on May 2, 2014.

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder of Common Shares has the right to appoint some other person of their choice, who need not be a holder of Common Shares, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the Common Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder of Common Shares.
5. The Common Shares represented by this proxy will be voted as directed by the holder thereof, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The Common Shares represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder of such Common Shares, on any ballot that may be called for and, if the holder of Common Shares has specified a choice with respect to any matter to be acted on, the Common Shares will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. Fold
8. This proxy should be read in conjunction with the Management Information Circular and other proxy materials provided by Management.

Proxies submitted must be received by 10:30 AM (Pacific Time) on April 30, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for Common Shares held in the name of a corporation or Common Shares being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder of Common Shares may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) of Common Shares of Augusta Resource Corporation hereby appoint: Richard W. Warke, the Executive Chairman of the Corporation, or failing him, Gilmour Clausen, the Chief Executive Officer of the Corporation,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the undersigned in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Augusta Resource Corporation to be held in the Oceanview Suite 6, R Level, Pan Pacific Hotel, 999 Canada Place, Vancouver, BC, on May 2, 2014 at 10:30 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of directors at eight.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Timothy C. Baker	☐	☐	02. Lenard F. Boggio	☐	☐	03. Gilmour Clausen	☐	☐
04. W. Durand Eppler	☐	☐	05. Christopher M.H. Jennings	☐	☐	06. Robert P. Pirooz	☐	☐
07. Robert P. Wares	☐	☐	08. Richard W. Warke	☐	☐			

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	For	Withhold
3. Appointment of Auditors Appointment of Ernst & Young LLP as Auditors of the Corporation until the next annual meeting of shareholders and authorizing the directors to fix their remuneration.	☐	☐

	For	Against
4. Continuance of Shareholder Rights Plan Approving the continuance of the Corporation's Shareholder Rights Plan, as more particularly described in the accompanying Management Information Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY